Exhibit 99.4
REGISTERED SHAREHOLDER ATTENDANCE FORM
TO:    QIAGEN N.V.
c/o American Stock Transfer and Trust Company
Attention: Proxy Department
6201 15th Avenue
Brooklyn, New York 11219
QIAGEN N.V.
Annual General Meeting of Shareholders
June 22, 2023
The undersigned, holder of___________________ registered shares of QIAGEN N.V. (the
"Company"), hereby notifies the Company that he/she/it wishes to attend and to exercise his/her/its shareholder rights at the Annual General Meeting of Shareholders of the Company to be held on Thursday, June 22, 2023 at 10:00 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands, and requests that the Company add his/her/its name to the admission list for the Annual General Meeting.
The undersigned registered shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares registered in his/her/its name as of the close of business (New York time) on Thursday, May 25, 2023, the record date for the Annual General Meeting.
In witness whereof the undersigned has duly executed this form/caused this form to be
duly executed by its authorized officers at _____________________________ this______    day of
______________, 2023.

_________________________________________________________________________
(Signature of registered shareholder)

__________________________________________________________________________
(Signature of registered shareholder)

__________________________________________________________________________
(Print full name of registered shareholder(s))

If the shares are held jointly, each registered holder must sign. Notification must be received no later than 5 p.m. (New York time) on Friday, June 16, 2023 at the offices of American Stock Transfer and Trust Company, Attention: Proxy Department, 6201 15th Avenue, Brooklyn, New York 11219, United States of America.